Press Release	Source: Next Inc.
Next Inc. Announces Fourth Quarter Earnings Monday February 11, 8:30 am ET

Company Reports Year over Year Quarterly Profits Increased More Than Five Fold to $287,107 or $0.02 in Earnings Per Share on Increasing Operating Margins

CHATTANOOGA, Tenn.--(BUSINESS WIRE)--Next Inc. (OTCBB:NXTI), an emerging leader in the sportswear products industry, today announced its fiscal fourth quarter earnings for the three months and the year ended November 30, 2007. The Company will file its Form 10-K for fiscal year 2007 on Friday, February 15, 2008.

Net sales were $8,576,352 for the three months ended November 30, 2007, compared to $10,216,836 for the three months ended December 1, 2006. The Company earned net income of $287,107, or $0.02 per share for the fourth quarter of 2007 compared to prior year net income of $55,358, or $0.00 per share for the same period. There were no special, one-time credits associated with either quarter’s results.

For the twelve months ended November 30, 2007, net sales were $20,217,810 compared to $28,767,253 for last year’s same period. Net loss for the current year is $471,086 or $0.02 per share versus income of $46,537, or $0.00 per share last year.

Mr. David Cole, the Company's CFO, stated, "The improvements in our operating margin that we’ve been calling attention to in our quarterly reports continued to yield tangible results as previously forecasted. Our net income earned this quarter was over five times greater than last year’s net income on approximately 85% of the net sales volume base.

Cole continued, “We will continue to focus attention on reducing and controlling costs because it is resulting favorably on our operating results. We will also continue to manage cash flow wisely, and it has been the benefactor of the leveraging that is so apparent in our numbers.”

Mr. Robert Budd, the Company’s CEO, stated, “We are pleased with the continued substantial improvements in operating margins resulting in profitability for the quarter. We continue to remain focused on working towards improving our sales volumes. Our view of the decrease in sales continues to be that it is not indicative of future sales growth potential because we have turned away high volume, marginal profit business that had high potential to turn into negative profit. We continue to believe that economic factors impacting the retail apparel segment are playing a material role in our lower sales volume as confirmed by consistent communications with our customers. We continue to review new opportunities to diversify sales into new distribution channels, such as our recent Ladies First announcement made on February 7, 2008.”

About Next Inc. http://www.nextinc.net

Next, Inc. is a creative and innovative sales and marketing organization that designs, develops, markets and distributes licensed imprinted sportswear primarily through major college and university, motor sports and other major promotional key licensing agreements and the Company's own proprietary brands. Next is one of the dominant players in the highly fragmented imprinted sportswear industry.

The company has expanded its distribution to include e-commerce through which a significant amount of the Company's most popular licensed products is marketed. The most significant are www.campustraditionsusa.com, www.rpmsportsusa.com, www.americanbiker.com and www.americanwildlifeusa.com.

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which contains a safe harbor for forward-looking statements. The Company relies on this safe harbor in making such disclosures. The statements are based on management’s current beliefs and assumptions about expectations, estimates, strategies and projections. These statements are not guarantees of future performance or results and involve risks, uncertainties and assumptions that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements.

NEXT, INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)

	Three Months Ended
	November 30, 2007	December 1, 2006

Net sales	$8,576,352	$10,216,836
Net income	287,107	55,358
Net income per share, basic and diluted	$0.02	$0.00

	Twelve Months Ended
	November 30, 2007	December 1, 2006

Net sales	$20,217,810	$28,767,253
Net income (loss)	(471,086)	46,537
Net loss per share, basic and diluted	$(0.02)	$0.00

Contact:

Next, Inc., Chattanooga

Jason Assad, 423-296-8213, ext. 113

jassad@nxt-inc.com